March 7, 2006

Securities Exchange Commission
Att.: Steven Jacobs, Branch Chief
Division of Corporate Finance
100 F Street N.W.
Washington, DC. 20549

Re.:	Winsonic Digital Media Group, Ltd. File # 0-32231

We are in receipt of and have reviewed the Staff’s most recent comment letter, dated February 24, 2006. We are amending our most recent filing and we will incorporate changes based on Staff comments 1., 2., 3., 6. and 7. With this response we are providing a summary of the changes incorporated in the amendment; additionally in this letter we are providing an explanation as to why we are not amending our filing in response to comments 4. and 5.

To facilitate your review we have restated your comments below and then provided our response to the comment; either as an explanation of where and how we incorporated the comment, or, an explanation of why we did not incorporate the comment in our amended filing.

Financial Statements

Report of Independent Registered Public Accounting Firm DeJoya & Company.

1.
We note your response to prior comment 1 in your letter dated January 23rd, 2006. In that response, you indicated revisions would be made to both the scope and opinion paragraphs to indicate part of the audit was performed by another accountant. It appears to us that such revisions have not been made. Please advise or revise in an amended filing on Form 10-KSB.

Response:

De Joya & Company’s opinion have been revised as requested.

2.
We do not understand why De Joya & Company has not updated its audit opinion in light of the material changes made to the 2004 financial statements. Please advise or revise as corrections of errors involving accounting principles affect consistency in the financial statements and typically will require an explanatory paragraph in the auditor’s report. Further, please advise us of the considerations made toward dual dating the audit opinion as the restatement has taken place subsequent to the August 16, 2005 report date.

Response:

De Joya & Company’s opinion have been revised to reflect the restatement.

General

3.
Please label the revised 2004 audited financial statements as restated and provide disclosure in your footnotes to discuss the nature of the restatement and other required disclosures under paragraph 17 of SFAS 154. Additionally, please label the revised financial information for the period from inception to December 31, 2004 as restated.

Response:

Pursuant to the Staff’s request in item 3 we have made the following changes in the amended form 10KSB:
1.	We have identified each of the affected financial statements for 2004 with a caption: “(Restated)”.
2.	We have prepared and included in Footnote 12 a summary of the changes incorporated in the amended 2004 financial statements.

Organization and Purpose, page F-5

4.
We note your response to prior comment 2 in your letter dated January 23, 2006 in which you have indicated that you would be recasting a total of 31,956,138 shares as outstanding for all periods from September 10, 2002 (inception date). Additionally, we note your disclosure that all shares [associated the reverse acquisition transaction] have been presented as if the acquisition had occurred at the date of inception. It appears that your presentation in the statements of stockholder’s deficit is not consistent with such disclosure and the above mentioned prior response. Please advise or revise.

Response:

Staff and the Company have agreed that the current presentation of the statements of stockholder’s deficit is adequate and has been left unchanged.

5.
Your disclosure indicates that warrants were issued and we note that you have recorded $820,000 of warrants within stockholder’s deficit on the balance sheet. Even if you have concluded that these warrants do not meet the definition of a derivative under SFAS 133, these warrants, just like the warrants that you have already accounted for as liabilities, appear to have been tainted by the embedded conversion feature on your convertible debentures as you no longer appear to be in control of whether or not enough authorized and unissued shares will be available to satisfy your potential commitments under the warrant agreement. Therefore, it appears that these warrants should be accounted for as liabilities at fair value with changes in fair value to be recorded in earnings (similar to a derivative under SFAS 133). Please advise.

Response:

We recognize the misunderstanding by the SEC’s office of this $820,000 liability. This $820,000 liability, although characterized as a warrant liability, is truly a stock payable to which the Company had received funds from investors for shares of common stock at $1.00 per share. The Company had not issued these shares as of the end of December 31, 2004, however such shares have been subsequently issued in December of 2005. The Company has revised the label of this $820,000 liability from “Warrant Liability” to “Common Stock Payable” and discussion in the notes to the financial statements have been revised regarding this liability. Accordingly, we do not believe this $820,000 common stock payable meets the definition of a derivative under SFAS 133.

Other Comprehensive Income, page F-8

6.
We note your policy of recording adjustments to the value of your conversion option embedded derivatives and your warrant liabilities to other comprehensive income. We do not agree with this accounting treatment as it does not appear that you have established your embedded conversion feature to be a cash flow hedge. Please revise your financial statements and the notes thereto to account for changes in the value of conversion option embedded derivatives and warrant liabilities within the statements of operations. Reference is made to paragraph 18a of SFAS 133.

Response:

The adjustment in the value of the conversion option embedded in the derivatives and the warrant liabilities has been removed from “other comprehensive income”, and that line item has been removed from the balance sheet. This change is now recorded as an interest expense and reflected in the income statement and all appropriate disclosures and notes have been updated.

Exhibits 31 and 32

7.
In an amended filing, please include certifications which are to be dated as of the date of the filing. Additionally, please give indicatation that the certifications have been appropriately signed. Reference is made to Rule 302 of Regulation S-T.

Response:

All certifications have been appropriately dated and all certifications have been appropriately signed.

The undersigned further acknowledges that:

1	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

2	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Winsonic Digital Media Group, Inc.

By: ________________________
Winston Johnson, CEO.